July 8, 2005

via U.S. mail

Pehong Chen
President and Chief Executive Officer
Broadvision, Inc.
585 Broadway
Redwood City, CA 94063

Re:	Broadvision, Inc.
	Registration Statement on Form S-3
	Filed June 8, 2005
	File No. 333-125640

Dear Mr. Chen:

	We have limited our review of the above filing to the issues addressed in the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are aware of your request for confidential treatment for selected portions of Exhibit 10.41(a) of your Form 8-K filed December
23, 2004. Upon completion of our review of this application, we will provide comments, if any, in a separate letter to the person designated in your application. All comments will need to be resolved prior to your registration becoming effective.


Form S-3

2. Based on your transmittal letter as well as the disclosure you have provided on pages 2 and 14 of your registration statement, it appears that you have concluded that you are not engaging in a public offering of the shares of your common stock underlying the additional investment rights in light of the fact that you have removed these shares from this new registration statement. However, as indicated by your counsel in a telephone call with the Staff on July 8, 2005, these additional investment rights were still outstanding as of the date that you filed the registration statement. Since these securities were part of the November 2004 private offering that included the offer and sale of the convertible notes, the offering was not completed before the resale registration statement was filed.
Withdrawing the prior registration statement followed by filing a new registration statement that excludes shares of your common stock underlying the additional investment rights does not fully address the offering completion problem noted in our prior comments because you are again commencing a public offering of securities issued in an uncompleted private offering. Discuss more thoroughly the consequences of the apparent uncertainty as to the availability of the exemption from the registration requirements of the Securities Act for the November 2004 unregistered transaction. Also discuss the potential uncertainties associated with continuing the offering process with respect to the shares currently registered for resale as well as those shares underlying the additional investment rights to the extent such additional investment rights have been or will be exercised. In responding to this comment, please refer to Interpretation 3S of the Securities Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations for guidance. Revise the disclosure in your registration statement accordingly.
3. In addition, discuss how you intend to record in your financial statements any future conversion of outstanding convertible notes into shares of common stock in light of the uncertainties discussed above.
4. Based upon our review of the form of convertible note issued in connection with the November 2004 private placement, including
Section 3(a), are we correct in believing that holders of such notes have the right to require that some, none or all future interest accrued under the note be paid in the form of shares of common stock?
If so, please explain how the sale of shares of common stock under the registration statement that holders of the notes would acquire upon conversion of amounts due them resulting from future accruals of interest would be consistent with Interpretation 3S of the Securities
Act portion of the March 1999 supplement to the manual of publicly available CF telephone interpretations.

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


Please contact Perry Hindin, Staff Attorney, at (202) 551-3444 with
any questions. If you require further assistance, you may contact me
at (202) 551-3462 or Barbara C. Jacobs, Assistant Director at
(202)
551-3730.

								Sincerely,


	Mark P. Shuman
	Branch Chief - Legal
	Office of Computers
	and Online Services

cc:	via facsimile
	Virginia Edwards, Esq. of Cooley Godward LLP
	(F) 415.951.3699
Pehong Chen
Broadvision, Inc.
July 8, 2005
page 1